UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May 2023

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 8, 2023, Bruush Oral Care Inc. (the “Company”) received written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, as a result of the resignation of Brett Yormark from the board of directors of the Company (the “Board of Directors”) and from the Audit Committee of the Board of Directors, the Company is not in compliance with Nasdaq Listing Rule 5605, including Rule 5605(c)(2), which requires the Audit Committee of the Board of Directors (the “Board”) of a listed company to consist of at least three members, each of whom is an independent director under the Nasdaq Listing Rules and who meets heightened independence standards for Audit Committee members. After the resignation of Mr. Yormark, the Audit Committee consists of two independent directors. Mr. Yormark did not resign as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Notice has no immediate effect on the listing of the shares of the Company’s common stock on the Nasdaq Capital Market. The Notice states that, consistent with Listing Rule 5605(c)(4), Nasdaq is providing the Company a cure period to regain compliance until the earlier of (a) the Company’s next annual shareholders’ meeting or April 12, 2024 and (b) October 9, 2023, if the next annual shareholders’ meeting is held before such date. In the event the Company does not regain compliance within the cure period, Nasdaq rules require the Staff of Nasdaq to provide written notification to the Company that its securities will be delisted. At that time, the Company may appeal the delisting determination to a Hearings Panel.

While the Company can provide no assurances as to timing, the Company plans to identify a new independent board member who will also serve on the Audit Committee as soon as practicably possible to regain compliance with the Nasdaq Listing Rules.

As previously disclosed on January 26, 2023 and March 21, 2023, the Company received written notice from Nasdaq notifying the Company that the Company no longer complies with the following for continued listing on the Nasdaq Capital Market: the minimum bid price requirement on January 20, 2023 and the minimum stockholders’ equity requirement or the alternatives of market value of listed securities or net income from continuing operations on March 16, 2023, respectively. The Company has 180 days from January 20, 2023 to comply with the minimum bid price requirement. The Company submitted a plan to Nasdaq on May 1, 2023 to regain compliance with the minimum stockholders’ equity requirement, and if the plan is accepted, Nasdaq may grant an extension of up to 180 days to evidence compliance with this requirement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	May 12, 2023	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer